1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 16, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Connected Transaction
Acquisition of Fixed Assets of Huatong Charcoal

The Board is pleased to announce that the Company has entered into an Asset Transfer Agreement with Huatong Charcoal on 16 March 2012, pursuant to which, Huatong Charcoal agreed to dispose and the Company agreed to purchase certain fixed assets owned by Huatong Charcoal. The consideration for the Transaction is RMB145.915 million, and will be paid by the Company in two installments.

As at the date of this announcement, Chinalco is a controlling shareholder of the Company holding directly and indirectly approximately 38.56% equity interest of the Company, and is therefore a connected person of the Company under the Hong Kong Listing Rules. Qinghai Aluminum is a wholly-owned subsidiary of Chinalco which holds 97.25% equity interest of Huatong Charcoal. Therefore, Huatong Charcoal is also a connected person of the Company under the Hong Kong Listing Rules. The Asset Transfer Agreement entered into between the Company and Huatong Charcoal constitutes a connected transaction of the Company as defined under Rule 14A.13(1) of the Hong Kong Listing Rules.

As one of the applicable size test percentage ratios (as defined in the Hong Kong Listing Rules) in relation to the Transaction exceeds 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules, but is exempted from the independent shareholders' approval requirement.

1.	INTRODUCTION

The Board is pleased to announce that the Company has entered into an Asset Transfer Agreement with Huatong Charcoal on 16 March 2012, pursuant to which, Huatong Charcoal agreed to dispose and the Company agreed to purchase certain fixed assets owned by Huatong Charcoal. The consideration for the Transaction is RMB145.915 million, and will be paid by the Company in two installments. Upon completion of the Transaction, the Company will own machineries and equipments and other fixed assets of RMB145.915 million.

2.	THE ASSET TRANSFER AGREEMENT

2.1	Signing Date

16 March 2012

2.2	Parties

(1)	Huatong Charcoal, as vendor; and

(2)	The Company, as purchaser

2.3	Target

The subject of the Transaction is all machineries, equipments, facilities and other fixed assets in the plant of Huatong Charcoal, which include equipment information and all documentations, spare parts and office utilities. The original cost for Huatong Charcoal to procure such fixed assets was RMB188.7818 million. According to the evaluation conducted by Zhongyu Asset Evaluation Limited based on the cost approach with the valuation date at 31 July 2011, the appraised value of the said fixed assets was RMB145.915 million.

2.4	Consideration and Payment

The consideration agreed in the Asset Transfer Agreement is RMB145.915 million, which is determined with reference to the appraised value of the fixed assets in connection with the Asset Transfer Agreement.

Pursuant to the Asset Transfer Agreement, the Company will be required to pay the above consideration in two installments:

(i)	50% of the consideration shall be paid to Huatong Charcoal within 20 days from the signing date of the agreement;

(ii)

the remaining 50% of the consideration shall be paid to Huatong Charcoal within 20 days from the date on which the registration of change in ownership of the fixed assets has been completed by Huatong Charcoal.

2.5	Other Terms

Huatong Charcoal shall be solely liable to all claims and liabilities incurred prior to the signing of the Asset Transfer Agreement.

Huatong Charcoal shall undertake to handle all registration procedures in respect of the change in ownership of the fixed assets within 30 days from the date of the initial payment of the Company.

In the event that Huatong Charcoal fails to transfer the relevant fixed assets as required by laws or fails to complete the registration in respect of the change in the legal title of the said assets within the agreed period due to its own fault, it shall be liable and compensate the Company 10% of the agreed consideration under the Asset Transfer Agreement; where the Company is unable to make payment in time, it shall reimburse 10% of the payable for the same term to Huatong Charcoal.

3.	REASONS FOR AND BENEFITS OF THE TRANSACTION

The Company acquired the fixed assets from Huatong Charcoal for the purpose of producing cathode carbon products, so as to cater to its demand for such products in the process of the production of aluminum electrolysis, excess of which will be put on sale in the market for the purpose of strengthening market competitiveness and boosting economic efficiency.

The Board (including all independent non-executive Directors), is of the view that the terms of the Asset Transfer Agreement are on normal commercial terms, and are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

4.	INFORMATION OF THE PARTIES

4.1	The Company

The Company is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC. The scope of business of the Company includes mining of bauxite, alumina refining, primary aluminum smelting and aluminum fabrication products, and its main products include alumina, primary aluminum and aluminum fabrication products.

4.2	Huatong Charcoal

Huatong Charcoal is a company incorporated in the PRC with limited liability. As at the date of this announcement, Qinghai Aluminum, a wholly-owned subsidiary of Chinalco, holds 97.25% of its equity interest. Huatong Charcoal is principally engaged in the production of cathode blocks () and carbon pastes ().

5.	IMPLICATIONS OF THE HONG KONG LISTING RULES

As at the date of this announcement, Chinalco is a controlling shareholder of the Company holding directly and indirectly approximately 38.56% equity interest of the Company, and is therefore a connected person of the Company under the Hong Kong Listing Rules. Qinghai Aluminum is a wholly-owned subsidiary of Chinalco which holds 97.25% equity interest of Huatong Charcoal. Therefore, Huatong Charcoal is also a connected person of the Company under the Hong Kong Listing Rules. The Asset Transfer Agreement entered into between the Company and Huatong Charcoal constitutes a connected transaction of the Company as defined under Rule 14A.13(1) of the Hong Kong Listing Rules.

As one of the applicable size test percentage ratios (as defined in the Hong Kong Listing Rules) in relation to the Transaction exceeds 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules, but is exempted from the independent shareholders' approval requirement.

Mr. Xiong Weiping, the Chairman of the Company, and Mr. Lv Youqing, the non-executive Director of the Company, holding management positions in Chinalco, which is a controlling shareholder of the Company, have abstained from voting on the Board resolution in respect of the approval of the Asset Transfer Agreement. Save as the aforementioned, none of the Directors has material interest in the Transaction and therefore no other Director has abstained from voting on such board resolution.

6.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Chinalco"

means Aluminum Corporation of China* (), a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 38.56% of the total issued share capital of the Company;

"Board"	means the board of directors of the Company;

"Company"

means Aluminum Corporation of China Limited* (), a joint stock limited company established in the PRC with limited liability, the A shares, H shares and American depositary receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, Inc., respectively;

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;

"Huatong Charcoal"	means Qinghai Aluminum Huatong Charcoal Co., Ltd. * (), a company established in the PRC with limited liability, in which Qinghai Aluminum holds 97.25% equity interest;

"Qinghai Aluminum"	means Qinghai Aluminum Co., Ltd.* (), a company established in the PRC with limited liability and a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company;

"PRC"	means the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan;

"RMB"	means Renminbi, the lawful currency of the PRC;

"Shareholders"	means the shareholders of the Company; and

"Transaction"	means the connected transaction in respect of the fixed assets contemplated under the agreement entered into between the Company and Huatong Charcoal on 16 March 2012.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
16 March 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary